United States securities and exchange commission logo





                           March 10, 2021

       Gengchen Han
       Chief Executive Officer
       Origin Agritech LTD
       No. 21 Sheng Ming Yuan Road
       Changping District, Beijing 102206
       China

                                                        Re: Origin Agritech LTD
                                                            Registration
Statement on Form F-3
                                                            Filed March 4, 2021
                                                            File No. 333-253866

       Dear Dr. Han:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at (202) 551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Andrew Hudders